# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aurora Mobile Ltd, CIK 0001737339
CUSIP: 051857209
Title of class of securities: Class A common shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 31/F, Blk 12A, Shenzhen Bay S&T Eco Park, Nanshan District, Shenzhen, China (F4), 518057
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-19-001848
Filed by CIK 0001508829

## Reporting persons
- IDG-Accel China Growth Fund III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,728,093; shared voting power 193,414; sole dispositive power 2,728,093; shared dispositive power 193,414; aggregate amount beneficially owned 2,921,507 (4.7% of the class)
  Comment: (1) The value in rows 5 and 7 represents 2,728,093 Class A common shares held of record by IDG-Accel China Growth Fund III L.P. as of March 31, 2025.
  (2) The value in rows 6 and 8 represents 193,414 Class A common shares held of record by IDG-Accel China III Investors L.P. as of March 31, 2025. IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. have the same ultimate general partner. By virtue of such relationship, IDG-Accel China Growth Fund III L.P. may be deemed to have shared the voting and dispositive power with respect to these shares.
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 62,802,678 Class A common shares outstanding as of December 31, 2024, as reported in the Issuer's Form 6-K furnished with the U.S. Securities and Exchange Commission on March 14, 2025.
- IDG-Accel China Growth Fund III Associates L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,728,093; shared voting power 193,414; sole dispositive power 2,728,093; shared dispositive power 193,414; aggregate amount beneficially owned 2,921,507 (4.7% of the class)
  Comment: (1) The value in rows 5 and 7 represents 2,728,093 Class A common shares held of record by IDG-Accel China Growth Fund III L.P. as of March 31, 2025. By virtue of being the general partner of IDG-Accel China Growth Fund III L.P., IDG-Accel China Growth Fund III Associates L.P. may be deemed to have sole voting and dispositive power with respect to these shares.
  (2) The value in rows 6 and 8 represents 193,414 Class A common shares held of record by IDG-Accel China III Investors L.P. as of March 31, 2025. IDG-Accel China Growth Fund III Associates L.P. and IDG-Accel China III Investors L.P. have the same ultimate general partner. By virtue of such relationship, IDG-Accel China Growth Fund III Associates L.P. may be deemed to have shared the voting and dispositive power with respect to these shares.
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 62,802,678 Class A common shares outstanding as of December 31, 2024, as reported in the Issuer's Form 6-K furnished with the U.S. Securities and Exchange Commission on March 14, 2025.
- IDG-Accel China III Investors L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 193,414; shared voting power 2,728,093; sole dispositive power 193,414; shared dispositive power 2,728,093; aggregate amount beneficially owned 2,921,507 (4.7% of the class)
  Comment: (1) The value in rows 5 and 7 represents 193,414 Class A common shares held of record by IDG-Accel China III Investors L.P. as of March 31, 2025.
  (2) The value in rows 6 and 8 represents 2,728,093 Class A common shares held of record by IDG-Accel China Growth Fund III L.P. as of March 31, 2025. IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund III L.P. have the same ultimate general partner. By virtue of such relationship, IDG-Accel China III Investors L.P. may be deemed to have shared the voting and dispositive power with respect to these shares.
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 62,802,678 Class A common shares outstanding as of December 31, 2024, as reported in the Issuer's Form 6-K furnished with the U.S. Securities and Exchange Commission on March 14, 2025.
- IDG-Accel China Growth Fund GP III Associates Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,921,507; shared voting power 0; sole dispositive power 2,921,507; shared dispositive power 0; aggregate amount beneficially owned 2,921,507 (4.7% of the class)
  Comment: (1) The value in rows 5 and 7 represents (i) 2,728,093 Class A common shares held of record by IDG-Accel China Growth Fund III L.P., and (ii) 193,414 Class A common shares held of record by IDG-Accel China III Investors L.P., each as of March 31, 2025. IDG-Accel China Growth Fund GP III Associates Ltd. is the general partner of IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund III Associates L.P., the latter of which is the general partner of IDG-Accel China Growth Fund III L.P. By virtue of such relationships, IDG-Accel China Growth Fund GP III Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares.
  (2) Percent of class represented by amount in row (9) is calculated based on an aggregate of 62,802,678 Class A common shares outstanding as of December 31, 2024, as reported in the Issuer's Form 6-K furnished with the U.S. Securities and Exchange Commission on March 14, 2025.
- Quan Zhou: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,921,507; sole dispositive power 0; shared dispositive power 2,921,507; aggregate amount beneficially owned 2,921,507 (4.7% of the class)
  Comment: (1) The value in rows 6 and 8 represents (i) 2,728,093 Class A common shares held of record by IDG-Accel China Growth Fund III L.P., and (ii) 193,414 Class A common shares held of record by IDG-Accel China III Investors L.P., each as of March 31, 2025. Quan Zhou and Ho Chi Sing are shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd. IDG-Accel China Growth Fund GP III Associates Ltd. is the general partner of IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund III Associates L.P., the latter of which is the general partner of IDG-Accel China Growth Fund III L.P. By virtue of such relationships, Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.
  (2) Percent of class represented by amount in row (9) is calculated based on an aggregate of 62,802,678 Class A common shares outstanding as of December 31, 2024, as reported in the Issuer's Form 6-K furnished with the U.S. Securities and Exchange Commission on March 14, 2025.
- Ho Chi Sing: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,921,507; sole dispositive power 0; shared dispositive power 2,921,507; aggregate amount beneficially owned 2,921,507 (4.7% of the class)
  Comment: (1) The value in rows 6 and 8 represents (i) 2,728,093 Class A common shares held of record by IDG-Accel China Growth Fund III L.P., and (ii) 193,414 Class A common shares held of record by IDG-Accel China III Investors L.P., each as of March 31, 2025. Ho Chi Sing and Quan Zhou are shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd. IDG-Accel China Growth Fund GP III Associates Ltd. is the general partner of IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund III Associates L.P., the latter of which is the general partner of IDG-Accel China Growth Fund III L.P. By virtue of such relationships, Ho Chi Sing may be deemed to have shared voting and dispositive power with respect to these shares.
  (2) Percent of class represented by amount in row (9) is calculated based on an aggregate of 62,802,678 Class A common shares outstanding as of December 31, 2024, as reported in the Issuer's Form 6-K furnished with the U.S. Securities and Exchange Commission on March 14, 2025.

## Item 1. Issuer
Name of issuer: Aurora Mobile Ltd
Address of issuer's principal executive offices: 31/F, Blk 12A, Shenzhen Bay S&T Eco Park, Nanshan District, Shenzhen, China, 518057

## Item 2. Person Filing
Name of person filing:
1. IDG-Accel China Growth Fund III L.P.

2. IDG-Accel China Growth Fund III Associates L.P.

3. IDG-Accel China III Investors L.P.

4. IDG-Accel China Growth Fund GP III Associates Ltd.

5. Quan Zhou

6. Ho Chi Sing
Address of principal business office or, if none, residence:
For all reporting persons:

c/o IDG Capital Management (HK) Limited
Unit 5505, The Center
99 Queen's Road Central
Hong Kong
Citizenship: Quan Zhou is a citizen of the United States of America. Ho Chi Sing is a citizen of Canada. Each of IDG-Accel China Growth Fund III L.P., IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China III Investors L.P., and IDG-Accel China Growth Fund GP III Associates Ltd. is organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Percent of class: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Sole power to vote or to direct the vote: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Shared power to vote or to direct the vote: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- IDG-Accel China Growth Fund III L.P.: /s/ Quan Zhou on behalf of IDG-Accel China Growth Fund GP III Associates Ltd., ultimate General Partner of IDG-Accel China Growth Fund III L.P., Quan Zhou / Authorized Signatory (04/02/2025)
- IDG-Accel China Growth Fund III Associates L.P.: /s/ Quan Zhou on behalf of IDG-Accel China Growth Fund GP III Associates Ltd., General Partner of IDG-Accel China Growth Fund III Associates L.P., Quan Zhou / Authorized Signatory (04/02/2025)
- IDG-Accel China III Investors L.P.: /s/ Quan Zhou on behalf of IDG-Accel China Growth Fund GP III Associates Ltd., General Partner of IDG-Accel China III Investors L.P., Quan Zhou / Authorized Signatory (04/02/2025)
- IDG-Accel China Growth Fund GP III Associates Ltd.: /s/ Quan Zhou, Quan Zhou / Authorized Signatory (04/02/2025)
- Quan Zhou: /s/ Quan Zhou, Quan Zhou (04/02/2025)
- Ho Chi Sing: /s/ Ho Chi Sing, Ho Chi Sing (04/02/2025)